EXHIBIT 4.29

PURCHASE AND SALE AGREEMENT

BETWEEN

STRATHMORE RESOURCES (US) LTD.

AND

STRATHMORE MINERALS CORP.

AND

448018 EXPLORATION INC.

AND

CROSSHAIR EXPLORATION & MINING CORP.

DATED the 29th day of October, 2010

EXHIBIT 4.29

TABLE OF CONTENTS

1.	DEFINITIONS	2

2.	REPRESENTATIONS, WARRANTIES AND COVENANTS	3

3.	ASSOCIATION OF PARTIES	7

4.	PURCHASE AND SALE	8

5.	CLOSING AND PROPERTY TRANSFER	10

6.	ACTIONS DURING INTERIM PERIOD	11

7.	ACTIONS AFTER THE CLOSING DATE	11

8.	ROYALTY	11

9.	SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION	11

10.	NOTICES	12

11.	TERMINATION	13

12.	FORCE MAJEURE	14

13.	DEFAULT	14

14.	GUARANTEE	15

15.	GENERAL	15

Schedules

Schedule A -                      Description of Property

Schedule B -                      Gross Sales Royalty

EXHIBIT 4.29

THIS PURCHASE AND SALE AGREEMENT is dated as of the 29th day of October, 2010 (the “Execution Date”).

AMONG:

STRATHMORE RESOURCES (US) LTD., a corporation having an office at 2420 Watt Court, Riverton, WY 82501 (the “Vendor”)

AND:

STRATHMORE MINERALS CORP., a corporation having an office at 700 – 1620 Dickson Avenue, Kelowna, British Columbia V1Y 9Y2

(“Vendor Parent”)

AND:

448018 EXPLORATION INC., a corporation having an office at Suite 1240 – 1140 West Pender Street, Vancouver, British Columbia V6E 4G1

(“Purchaser”)

AND:

CROSSHAIR EXPLORATION & MINING CORP., a corporation having an office at Suite 1240 – 1140 West Pender Street, Vancouver, British Columbia V6E 4G1

(“Purchaser Parent”)

WHEREAS:

A.           The Vendor is the registered, legal and beneficial holder of title and interest in certain mining claims in Wyoming, U.S.A., which title, interest and mining claims are fully described in Schedule A attached hereto (the “Property”);

C.           The Vendor is a company incorporated pursuant to the laws of Nevada and is a wholly owned subsidiary of Vendor Parent, a company incorporated pursuant to the laws of British Columbia and which has a class of shares listed on the TSX Venture Exchange;

D.           The Purchaser is a company incorporated pursuant to the laws of Nevada and is a wholly owned subsidiary of Purchaser Parent, a company incorporated pursuant to the laws of British Columbia and which has a class of shares listed on the Toronto Stock Exchange; and

D.           The Vendor has executed a letter of intent to conditionally sell Purchaser a 100% title and interest in the Property subject to a gross sales royalty (“Royalty”) and the parties wish to enter

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into this Agreement to provide for the purchase and sale and other matters relating to the exploration and development of such mining claims.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment by each Party to the other of the sum of $10.00 (the receipt and sufficiency of which is hereby acknowledged by each Party) and of the mutual covenants and agreements contained herein the parties agree as follows:

1.	DEFINITIONS

1.1	In this Agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

(a)	“Agreement” means this Agreement together with Schedules A to B;

(b)	“Closing Date” has the meaning given to such term in §5.1;

(c)	“Commencement of Commercial Production” means:

(i) if a mill is located on the Property, the first day during which concentrates are produced from the mill; or

(ii) if no mill is located on the Property, the first day during which any product produced from the Property is shipped or sold for the purpose of earning revenue;

(d)	“Common Share” means one common share of Purchaser Parent;

(e)	“Confidentiality Agreement” means the confidentiality agreement entered into between Crosshair Exploration & Mining Corp. and Strathmore Resources (US) Ltd. dated August 20, 2010;

(f)
“Encumbrances” means all mortgages, charges, royalties, security interests, liens, encumbrances, actions, claims, demands and equities of any nature whatsoever or however arising and any rights or privileges capable of becoming any of the foregoing;

(g)
“Environmental Laws” means all applicable United States federal, state, municipal and local laws, statutes, ordinances, by-laws, regulations, orders, directives and decisions, rendered by any ministry, department or administrative or regulatory agency relating to the protection of the environment, or pollutants, contaminants, chemicals, or industrial, toxic or hazardous wastes or substances;

(h)	“Exchange Approval Date” means the date on which the Toronto Stock Exchange and TSX Venture Exchange approve this Agreement and the transactions contemplated hereunder;

(i)	“Interim Period” means the period of time between the Execution Date and the Closing Date;

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(j)
“Party” means either of the Vendor, Vendor Parent, Purchaser or Purchaser Parent and their successors and permitted assigns and “Parties” means together, the Vendor, Vendor Parent, Purchaser and Purchaser Parent and their successors and permitted assigns; and

(k)	“Property” means the mining claims described in Schedule A; and

(l)	“Royalty” means the gross sales royalty described in Schedule B which is hereby reserved to the Vendor and its successors and assigns on all the Property.

1.2	In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)
all references in this Agreement to “articles”, “sections” and other subdivisions or Schedules are to the designated articles, sections or other subdivisions or Schedules of or attached to this Agreement;

(b)	the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision;

(c)	the headings are for convenience only and do not form part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement;

(d)
the singular of any term includes the plural, and vice versa, the use of any term is equally applicable to any gender and, where applicable, a body corporate, the word “or” is not exclusive and the word “including” is not limiting (whether or not non-limiting language is used with reference thereto);

(e)
the words “written” or “in writing” include printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception including telex, telegraph, telecopy, facsimile or e-mail;

(f)
any reference to a statute is a reference to the applicable statute and to any regulations made pursuant thereto and includes all amendments made thereto and in force from time to time and any statute or regulation that has the effect of supplementing or superseding such statute or regulation;

(g)
a “day” shall refer to a calendar day and in calculating all time periods the first day of a period is not included and the last day is included and references to a “business day” shall refer to days on which banks are ordinarily open for business in Vancouver, British Columbia, but if a period ends on a day on which the banks are not open for business in Vancouver, British Columbia, the period will be deemed to expire on the next calendar day on which banks are open for business in Vancouver, British Columbia; and

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(h)	all references to “$” or “dollars” are references to the lawful currency of the United States.

2.           REPRESENTATIONS, WARRANTIES AND COVENANTS

2.1	The Vendor represents and warrants to Vendor Parent, Purchaser and Purchaser Parent that, as of the date of this Agreement:

(a)
it is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this Agreement by it, this Agreement will constitute a legal, valid and binding obligation of the Vendor enforceable against it in accordance with its terms except that:

(i)	enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii)	a court may stay proceedings before them by virtue of equitable or statutory powers; and

(iv)	rights of indemnity and contribution hereunder may be limited under applicable law;

(b)
neither the execution of this Agreement nor the consummation of the transactions contemplated hereby conflict with, result in a breach of, or accelerate the performance required by any agreement to which it is a party;

(c)	neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, result in a breach of the laws of any applicable jurisdiction or its constating documents;

(d)
it is the legal, beneficial and registered owner of the Property and no person, other than Purchaser and Purchaser Parent in accordance with this Agreement, has any right or interest to acquire any interest in the Property;

(e)	Schedule A attached hereto accurately sets out all of his interests in the mining claims and leases comprising the Property;

(f)	all of the mining claims constituting the Property have been duly and properly recorded and are validly held by Vendor in accordance with applicable laws and regulations;

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(g)	it has the legal capacity to hold mining claims in Wyoming;

(h)	Purchaser has been provided with true and complete copies of all agreements material to the Property, and there are no existing defaults by the Vendor;

(i)	it is the legal, beneficial and registered owner of a 100% undivided interest in the Property free and clear of all Encumbrances and has the right to grant an interest in the Property;

(j)	subject to applicable laws, it has the exclusive right to conduct mineral exploration on the Property;

(k)
there has been no act or omission by it, or to its knowledge by anyone else, that could result by notice or lapse of time, or both, in the breach, termination, abandonment, forfeiture, relinquishment or other premature termination of its rights in or to the Property;

(l)
the Property is in good standing and no proceedings have been instituted to invalidate or assert an adverse claim or challenge against or to the ownership of or title to the Property, nor is there any basis therefore, and no person other than Purchaser and Purchaser Parent is entitled to an agreement or option to acquire or purchase the Property or any portion thereof, and no person has any royalty or other interest whatsoever, in production from any part of the Property;

(m)
except for a letter received from the Bureau of Land Management dated October 1, 2010 regarding potential abandoned mine lands near the Property, there are no actions, suits or proceedings pending or to its knowledge, threatened, against or adversely affecting or which could adversely affect the Property before any federal, state, territorial, municipal or other governmental authority, court, department, commission, board bureau, agency or instrumentality, domestic or foreign, whether or not insured, and which might involve the possibility of any judgment or liability against the Property;

(n)
all work carried out on the Property has been carried out in compliance with all applicable laws, including Environmental Laws, and neither the Vendor, nor to its knowledge any person, has received any notice of any breach of any such law and he has no knowledge of any facts which would lead a well informed operator in the mining industry to believe there are any environmental liabilities associated with the Property and there are no environmental audits, evaluations, assessments or studies relating to the Property;

(o)
it has made full disclosure to Purchaser of all relevant information that it possesses which relates to the Property which could have any effect upon Purchaser determining whether it shall enter into this Agreement; and

(p)	no consent or approval is required to permit the execution and delivery of this Agreement by the Vendor or the performance of its obligations hereunder.

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2.2	Vendor Parent represents and warrants to the Vendor, Purchaser and Purchaser Parent that as of the date of this Agreement:

(a)
it is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this Agreement by it, this Agreement will constitute a legal, valid and binding obligation of Vendor Parent enforceable against it in accordance with its terms except that:

(i)	enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii)	a court may stay proceedings before them by virtue of equitable or statutory powers; and

(iv)	rights of indemnity and contribution hereunder may be limited under applicable law;

(b)
neither the execution of this Agreement nor the consummation of the transactions contemplated hereby conflict with, result in a breach of or accelerate the performance required by any agreement to which it is a party; and

(c)	neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, result in a breach of the laws of any applicable jurisdiction or its constating documents.

2.3
Neither Vendor nor Vendor Parent makes any representations or warranties whatsoever concerning the existence, nature, location, amount or value of any mineralization, mineral reserves or resources, or whether any necessary permits can be obtained in a timely manner or whether any mining can be done economically or as to the cost or time required to operate and maintain a project on the Property.  Furthermore, neither Vendor nor Vendor Parent makes any representations or warranties as to any impact on unpatented mining claims included in the Property arising from any changes to the General Mining Act of 1872, Federal Land Policy and Management Act, or other applicable laws.

2.4	Purchaser represents and warrants to the Vendor, Vendor Parent and Purchaser Parent that as of the date of this Agreement:

(a)	it is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and authority to execute

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and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this Agreement by it, this Agreement will constitute a legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms except that:

(i)	enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii)	a court may stay proceedings before them by virtue of equitable or statutory powers; and

(iv)	rights of indemnity and contribution hereunder may be limited under applicable law;

(b)
neither the execution of this Agreement nor the consummation of the transactions contemplated hereby conflict with, result in a breach of or accelerate the performance required by any agreement to which it is a party; and

(c)	neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, result in a breach of the laws of any applicable jurisdiction or its constating documents.

2.5	Purchaser Parent represents and warrants to the Vendor, Vendor Parent and Purchaser that as of the date of this Agreement:

(a)
it is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this Agreement by it, this Agreement will constitute a legal, valid and binding obligation of Purchaser Parent enforceable against it in accordance with its terms except that:

(i)	enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

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(iii)	a court may stay proceedings before them by virtue of equitable or statutory powers; and

(iv)	rights of indemnity and contribution hereunder may be limited under applicable law;

(b)
neither the execution of this Agreement nor the consummation of the transactions contemplated hereby conflict with, result in a breach of or accelerate the performance required by any agreement to which it is a party;

(c)	neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, result in a breach of the laws of any applicable jurisdiction or its constating documents; and

(d)
all prospectuses, financial statements and management discussion and analysis, technical reports, press releases, material change reports, shareholder communications and other disclosure documents of Purchaser Parent filed at www.SEDAR.com or on its website, including all publicly filed financial statements, contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made.

2.6
As soon as reasonably practicable following the Execution Date, Purchaser Parent shall use commercially reasonable efforts to obtain the approval of the TSX Venture Exchange and Toronto Stock Exchange of this Agreement and the transactions contemplated hereunder on or before December 1, 2010, after which time unless the Exchange Approval Date has occurred, this Agreement may be terminated by either party on five days notice and will thereafter be of no further force or effect unless the Exchange Approval date occurs within said five days. If requested by Purchaser Parent, the Vendor and Vendor Parent shall provide such reasonable assistance to Purchaser Parent to help obtain Toronto Stock Exchange approval by providing additional information or documentation as may be required by the Toronto Stock Exchange.

2.7
The representations, warranties and covenants hereinbefore set out are conditions on which the Parties have relied in entering into this Agreement and each of the Parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement. The representations and warranties set out herein shall survive for a period of one year following the Execution Date.

3.	ASSOCIATION OF PARTIES

3.1
All transactions, contracts, employments, purchases, operations, negotiations with third parties and any other matter or act undertaken on behalf of the Parties in connection with the Property will be done, transacted, undertaken or performed in the name of the transacting Party only and no Party will do, transact, perform or undertake anything in the name of any other Party or in the joint names of the Parties.

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3.2
Except as otherwise expressed in this Agreement, the rights and obligations of the Vendor and Vendor Parent on one hand and Purchaser and Purchaser Parent on the other hand will be, in each case, several, and will not be or be construed to be either joint or joint and several. For the avoidance of doubt the obligations of Vendor and Vendor Parent to Purchaser and Purchaser Parent are joint and several and the obligations of Purchaser and Purchaser Parent to Vendor and Vendor Parent are joint and several. Nothing contained in this Agreement will, except to the extent specifically authorized hereunder, be deemed to constitute a Party, a partner, an agent, or legal representative of the other Parties.  It is intended that this Agreement will not create the relationship of a partnership among the Parties and that no act done by any Party pursuant to the provisions hereof will operate to create such a relationship.

3.3	Except as specifically provided hereunder:

(a)
each Party will be at liberty to engage, for its own account and without duty to account to the other Party, in any other business or activity outside the Property constituted hereby, including the ownership and operation of any other mining permits, licenses, claims and leases wherever located;

(b)
no Party will be under any fiduciary or other duty or obligation to the other Party which will prevent or impede such Party from participating in, or enjoying the benefits of, competing endeavors of a nature similar to the business or activity undertaken by the Parties hereunder outside of the Property; and

(c)
the legal doctrines of “corporate opportunity” or “business opportunity” sometimes applied to persons occupying a relationship similar to that of the Parties will not apply outside of the Property with respect to participation by any Party in any business activity or endeavor.

4.	PURCHASE AND SALE

4.1
Subject to the terms and conditions of this Agreement, the Vendor hereby sells and transfers to Purchaser, and Purchaser hereby purchases from the Vendor, all of the Vendor’s legal and beneficial interest in the Property, subject to the Royalty, free and clear of all Encumbrances in accordance with the terms of this Agreement.

4.2	In consideration of the sale to it of the Property, Purchaser will pay to the Vendor the following (Purchase Price):

(a)	$25,000 in immediately available funds, which the Vendor acknowledges has already been paid;

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(b)	$175,000 by wire transfer or in immediately available funds, at Vendor’s discretion, on or before November 15, 2010;

(c)	on the day that is one year after the Execution Date, pay to the Vendor $500,000 by wire transfer or in immediately available funds, at Vendor’s discretion;

(d)
on the day that is two years after the Execution Date, paying $0.50 per pound of measured, indicated and inferred Uranium resources as defined by a National Instrument 43-101 compliant technical report encompassing the entire Property (“Technical Report”); provided, that if a Technical Report has not been completed by two years after the Execution Date, the Uranium resources on the Property will be set at five million pounds for the purposes of this calculation and Purchaser will make an additional payment of $0.50 per pound of Uranium for each pound of Uranium in excess of five million pounds if a subsequently completed Technical Report shows a Uranium resource in excess of five million pounds;

(e)
on the day that is three years after the Execution Date, paying $0.50 per pound of measured, indicated and inferred Uranium resources as defined by the Technical Report; provided, that if the Technical Report has not been completed by three years after the Execution Date, the Uranium resources on the Property will be set at five million pounds for the purposes of this calculation and Purchaser will make an additional payment of $0.50 per pound of Uranium for each pound of Uranium in excess of five million pounds if a subsequently completed Technical Report shows a Uranium resource in excess of five million pounds; and

(f)
upon receipt of all permits required for production on the Property, paying $0.30 per pound of proven and probable Uranium reserves as determined by a prefeasibility study or feasibility study; provided, that if a prefeasibility study or feasibility study has not been completed upon receipt of all permits required for production, the Uranium reserves on the Property will be set at five million pounds for the purposes of this calculation, and further provided, that if all permits are not received by the day that is six years after the Execution Date, then Purchaser shall be required to make this payment as of that date.

The payments in (c), (d) and (e) above will be made 50% in cash and 50% in Common Shares and the payment in (f) above will be made in cash or Common Shares in such proportions as are elected by the Vendor. The dollar value of any Common Shares issued will be based on the twenty trading day volume weighted average trading price on the Toronto Stock Exchange, or such other stock exchange as the Common Shares may be listed, prior to the applicable issue date. Vendor, Vendor Parent, and their respective affiliates and their respective directors, officers, employees and agents shall not trade in the Common Shares during the twenty trading day period prior to each issue date.

4.3
Upon Purchaser satisfying the obligations set forth in §4.2(a), §4.2(b) and 4.2(c) it will have conditionally acquired 100% of the legal and beneficial interest in the Property free and clear of all Encumbrances and subject to the Vendor’s rights to recover ownership and all data related to the Property in the event of non-payment of the consideration in 4.2(d), 4.2(e) and 4.2(f), in accordance with §§ 4.5 and 13.2.

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4.4	Upon payment of the consideration required under §4.2(a), §4.2(b) and 4.2(c) the Property will be transferred to Purchaser by the Vendor in accordance with Article 5.

4.5
The making of cash payments and Common Share issuances to the Vendor described in 4.2(c), 4.2(d), 4.2(e) and 4.2(f) are at Purchaser’s option only but nonetheless are required to keep the Agreement in good standing and accordingly are not firm and binding commitments of Purchaser. If Purchaser does not fulfill its obligations in 4.2(c), 4.2(d), 4.2(e) and 4.2(f) and the cure period in §13.1 has expired, then Purchaser shall transfer 100% of the legal and beneficial interest in the Property to the Vendor free and clear of any Encumbrances (except those existing as of the date of the original transfer date of the Property to Purchaser), together with a copy of all data associated with the Property at no cost to Vendor. This §4.5 shall survive termination of this Agreement.

4.6
Notwithstanding anything else contained in this Agreement, Purchaser shall have the right to terminate this Agreement at any time upon written notice. In the event of such termination, Purchaser shall not, upon conveyance of the Property back to Vendor, be responsible for any further payment of the Purchase Price.

5.	CLOSING AND PROPERTY TRANSFER

5.1	The closing shall take place at 10:00 a.m. Vancouver time on the second business after the Exchange Approval Date, or at such other time and date as may be agreed (the “Closing Date”).

5.2	At closing, the Vendor shall deliver or cause to be delivered to Purchaser the following documents:

(a)
a certificate of a senior officer of Vendor and Vendor Parent (without personal liability) dated as of closing certifying that representations and warranties of the Vendor and Vendor Parent contained herein are true and correct in all material respects as of the date made and as of the date of closing and that all covenants contained in the Agreement have been performed;

(b)	all documents, data, maps, books, records, results and other materials related to the Property.

5.3	At closing, Purchaser shall deliver or cause to be delivered to the Vendor the following documents and payments:

(a)
a certificate of a senior officer of Purchaser and Purchaser Parent (without personal liability) dated as of the closing certifying that the representations and warranties of Purchaser and Purchaser Parent contained herein are true and correct in all material respects as of the date made and as of the closing and that all covenants have been performed; and

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(b)	$175,000, in accordance with §4.2(b).

5.4
The Vendor hereby acknowledges that the issuance of the Common Shares is subject to applicable securities laws and the rules and policies of the stock exchange on which such the Common Shares of Purchaser Parent are listed.  In particular, the Common Shares will have a legend indicating that the Common Shares may not be transferred or sold for a period of four months and one day from the date of issuance.

5.5
On the second business day after Purchaser has satisfied the obligations set forth in §4.2(a), §4.2(b) and 4.2(c), the Vendor shall deliver to Purchaser a form of document satisfactory to Purchaser and duly executed by the Vendor for the transfer of a 100% interest in the claims comprising the Property to Purchaser and provide such other assistance as is necessary to complete such transfer.  All costs associated with the transfer shall be borne by Purchaser.

6.	ACTIONS DURING INTERIM PERIOD

6.1
During the Interim Period, the Vendor shall conduct all operations related to the Property, whether directly or through contractors and agents, in the ordinary course of business and in compliance with all applicable law.

6.2	After the Execution Date, the Vendor shall not:

(a)	sell, transfer, or otherwise dispose of, grant any interest in or encumber any of the Property;

(b)	enter into any contract or any other transaction that could affect any of the Property, except with the prior written consent of Purchaser; or

(c)
terminate, cancel, modify or amend in any respect any contract related to the Property or take or fail to take any action that would entitle any party to a contract related to the Property to terminate, modify, cancel or amend such contract; or agree, commit or enter into any understanding to take any action set out in paragraphs (a), (b) or (c) of this §6.2.

7.	ACTIONS AFTER THE CLOSING DATE

7.1	After the Closing Date, Vendor shall:

(a)	Until payment of the consideration required under §4.2(c), maintain the Property in good standing by filing requisite assessment work or by making cash payments in-lieu.

7.2	After the Closing Date Purchaser shall:

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(a)	Conduct all operations related to the Property, whether directly or through contractors and agents, in the ordinary course of business and in compliance with all applicable law;

(b)	Until payment of the consideration required under §4.2(c), reimburse Vendor for all fees reasonable or necessary to maintain the Property in good standing;

(d)
Until the Purchase Price has been paid and the Royalty purchased, Purchase shall submit an annual report to Vendor, on or before January 31 of each year, which includes: a discussion of activities over the preceding calendar year, a copy (hard and digital) of all factual information, drill holes, geophysical logs, assay and metallurgical results, coordinates, environmental studies and any other material information about the activities on the Property; and

(d)
Once payment of the consideration required under §4.2(c) has been paid, and subject to §11.2, maintain the Property in good standing by filing requisite assessment work or by making cash payments in-lieu.

8.	ROYALTY

8.1	Upon Purchaser acquiring a 100% interest in the Property free and clear of all Encumbrances, Purchaser shall grant to the Vendor a 2% Royalty as described in Schedule B on all the Property.

8.2
During the first three years after the Commencement of Commercial Production, Purchaser may purchase 1% or 2% of the Royalty, thereby reducing the Royalty under §8.1 to 1% or 0%, as applicable, by paying to the Vendor $1,500,000 for each 1% of the Royalty.

9.	SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION

9.1
No Party will make any public statement or issue any press release concerning the transactions contemplated herein without the consent of the other Parties which consent shall not be unreasonably withheld.  The Party making such disclosure will consult with the other Parties prior to making any statement or press release and the Parties will use all reasonable efforts, acting expeditiously and in good faith, to agree upon a text for such statement or release which is satisfactory to each of them within a reasonable time period and no more than five business days.  If the Parties fail to agree upon such text, the Party making the disclosure will make only such public statement or release as its counsel advises in writing is legally required to be made or is otherwise reasonable in the circumstances.

9.2
The Parties further agree that this Agreement will not be provided to any third party or used other than for the activities contemplated hereunder except as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction (in which case the Party being compelled to disclose such information shall to the extent practical give the other Party an opportunity to review and provide reasonable comments on the disclosure), or with the written consent of the other Party, such consent not to be unreasonably withheld.

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9.3
Consent to disclosure of information pursuant to Article 9 will not be unreasonably withheld where a Party wishes to disclose any such information to a third party for the purpose of arranging financing, entering into a corporate transaction or for the purpose of selling its interest or its rights as contemplated in this Agreement, provided that such third party first enters into a written agreement with the other Party that any such information not theretofore publicly disclosed will be kept confidential and not disclosed to others on terms satisfactory to the other Party acting reasonably.

9.4	During the term of this Agreement and following the termination hereof, if applicable, the Confidentiality Agreement shall remain in full force and effect until terminated pursuant to its terms.

10.	NOTICES

10.1
Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by email, facsimile or other similar form of communication, in each case addressed as follows:

(a)	If to the Vendor or Vendor Parent at:

700 - 1620 Dickson Avenue
Kelowna, BC
Canada V1Y 9Y2

Attention: David Miller
Email: davidmiller@wyoming.com
Facsimile No.: 250.868.8493

With a copy to:

Strathmore Resources (US) Ltd.
4001 Office Court Drive, Suite 102
Santa Fe, NM 87507
USA

Attention: Andrea Antillon
Email: aantillon@strathmoreminerals.com
Facsimile No. 505.474.6066

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(b)	If to Purchaser or Purchaser Parent at:
Suite 1240 - 1140 West Pender Street
Vancouver, BC
V6E 4G1

Attention: Stewart Wallis
Facsimile No.: (604) 681-8039
Email: swallis@explorationgroup.com

10.2	Any notice, direction or other instrument will:

(a)	if delivered, be deemed to have been given and received on the day it was delivered; and

(b)	if sent by telecommunication, facsimile or other similar form of communication, be deemed to have been given and received on the business day following the day it was so sent.

10.3
A Party may at any time give to the other Party notice in writing of any change of address of the Party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such Party for the purposes of giving notice hereunder.

11.	TERMINATION

11.1	Other than the provisions of this Agreement which explicitly survive termination, this Agreement will terminate upon the occurrence of the earliest of:

(a)	the written agreement by the Parties to terminate;

(b)	the failure by Purchaser or Purchaser Parent to fulfill their obligations under Article 4 (subject to Article 12); and

(c)	Purchaser’s termination of this Agreement pursuant to §4.6.

11.2
Notwithstanding that this Agreement has not been terminated in its entirety, Purchaser may while the Agreement is in good standing at any time and from time to time, abandon, surrender, or allow to lapse, reduce the area of with any part or parts of the Property as it may determine, provided that Purchaser shall give notice to Vendor of its intention to do so not less than ninety (90) days prior to the date when any such claim may lapse or be surrendered and shall, if requested by the Vendor by notice to Purchaser anytime within such ninety (90) day period, deliver forthwith to the Vendor duly executed transfers of the part or parts of the Property so intended to be dealt with which transfers shall convey good and clear title to said claims. Any part or parts of the Property so dealt with shall cease to be included in the Property and shall cease to be subject to this Agreement for all purposes. No notice of any proposed surrender or lapse of a claim shall be valid unless the claim remains in good standing without any action of the Vendor for a period of one year.

-  -

12.	FORCE MAJEURE

12.1
The obligations of a Party shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including without limitation, labor disputes (however arising and whether or not employee demands are reasonable or within the power of the Party to grant); acts of God; laws, instructions or requests of any government or governmental entity; judgments or orders of any court; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot; civil strife, terrorism, insurrection or rebellion; fire, explosion, earthquake; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors’ or subcontractors’ shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; or any other cause similar to the foregoing (an “Intervening Event”).

12.2
A Party relying on the provisions of §12.1 will promptly give written notice to the other Party of the particulars of the Intervening Event and all time limits imposed by this Agreement will be extended from the date of delivery of such notice by a period equivalent to the period of delay resulting from an Intervening Event.

12.3
A Party relying on the provisions of §12.1 will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as commercially practical, but nothing herein will require such Party test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion commercially impracticable. A Party relying on the provisions of §12.1 will give written notice to the other Party as soon as such Intervening Event ceases to exist.

13.	DEFAULT

13.1
Notwithstanding anything in this Agreement to the contrary, if any Party is in default of any requirement herein set forth (a “Defaulting Party”) the Party or Parties affected by such default will give written notice to the Defaulting Party specifying the default and the Defaulting Party will not lose any rights under this Agreement, provided that within 30 days after the giving of the first notice of default by an affected Party the Defaulting Party has taken reasonable steps to cure the default by the appropriate performance and if the Defaulting Party fails within such period to take reasonable steps to cure any such default, the affected Party will be entitled to seek any remedy it may have on account of such default including terminating this Agreement or seeking the remedies of specific performance, injunction or damages.

-  -

13.2
If the reason for the default is Purchaser’s failure to meet its obligations under §4.2, then the sole remedy of the Vendor will be the transfer 100% of the legal and beneficial interest in the Property to the Vendor, together with all data associated with the Property, as set out in §4.5.  Such transfer shall be done at Purchaser’s sole expense.  Any costs or expenses incurred by Vendor to accomplish the transfer, including attorneys’ fees and costs, shall be reimbursed by Vendor.

14.	GUARANTEE

14.1
Vendor Parent hereby unconditionally and irrevocably guarantees to Purchaser and Purchaser Parent the due and timely performance of Vendor’s obligations hereunder and all its representations made hereunder.

14.2
Purchaser Parent hereby unconditionally and irrevocably guarantees to Vendor and Vendor Parent the due and timely performance of Purchaser’s obligations hereunder and all its representations made hereunder.

15.	GENERAL

15.1
The Parties will without delay or demand forfeit on consideration, execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement.

15.2	Time is of the essence in the performance of this Agreement.

15.3
This Agreement may be assigned, in whole (or in part by way of joint venture or similar transfer), by either Party and will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

15.4
This Agreement (including Schedules A to B) constitutes the entire agreement between the Parties and, except the Confidentiality Agreement and as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the Parties with respect to the subject matter herein.  There are no implied covenants contained in this Agreement other than those of good faith and fair dealing.

15.5	This Agreement will be governed by and construed according to the laws of British Columbia and the federal laws of Canada applicable therein.

15.6	This agreement and the rights and obligations hereunder are subject to the approval of the TSX Venture Exchange and the Toronto Stock Exchange.

15.7	This Agreement may only be amended by the written agreement of all the Parties hereto or their permitted successors and assigns.

-  -

15.8
This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, each of which shall be deemed to be an original but each of which shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

STRATHMORE RESOURCES (US) LTD.

“David Miller”
Per:
Authorized Signatory

STRATHMORE MINERALS CORP.

“David Miller”
Per:
Authorized Signatory

448018 EXPLORATION INC.

“Stewart Wallis”
Per:
Authorized Signatory

CROSSHAIR EXPLORATION & MINING CORP.

“Mark J. Morabito”
Per:
Authorized Signatory

EXHIBIT 4.29
SCHEDULE A

Description of Property

Wyoming State Claims

BLM Serial#	Claim Name	Subd.	Sec	Twn	Rge	PM	Owner
WMC259971	RC-1	SW SE	1	12N	93W	6	STRATHMORE RESOURCES (US) LTD
WMC259972	RC-2	SE	1	12N	93W	6	STRATHMORE RESOURCES (US) LTD
WMC259973	RC-3	NE NW SW SE	1	12N	93W	6	STRATHMORE RESOURCES (US) LTD
WMC259974	RC-4	NE SE	1	12N	93W	6	STRATHMORE RESOURCES (US) LTD
WMC259975	RC-5	NE NW	1	12N	93W	6	STRATHMORE RESOURCES (US) LTD
WMC259976	RC-6	NE	1	12N	93W	6	STRATHMORE RESOURCES (US) LTD
WMC259977	RC-7	NE NW	1	12N	93W	6	STRATHMORE RESOURCES (US) LTD
WMC259978	RC-8	NE	1	12N	93W	6	STRATHMORE RESOURCES (US) LTD
WMC259979	RC-9	NE NW	1	12N	93W	6	STRATHMORE RESOURCES (US) LTD
WMC259980	RC-10	NE	1	12N	93W	6	STRATHMORE RESOURCES (US) LTD
WMC259981	RC-11	NE NW	1	12N	93W	6	STRATHMORE RESOURCES (US) LTD
WMC259982	RC-12	NE	1	12N	93W	6	STRATHMORE RESOURCES (US) LTD
WMC259983	RC-13	SW	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC259984	RC-14	SW SE	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC259985	RC-15	SW	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC259986	RC-16	SW SE	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC259987	RC-17	SW	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC259988	RC-18	SW SE	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC259989	RC-19	SW	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC259990	RC-20	SW SE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC259991	RC-21	SW	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC259992	RC-22	SW SE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC259993	RC-23	SW	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC259994	RC-24	SW SE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC259995	RC-25	SW	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC259996	RC-26	SW SE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC259997	RC-27	NW SW	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC259998	RC-28	NE NW SW SE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC259999	RC-29	NW	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260000	RC-30	NE NW	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260001	RC-31	NW	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260002	RC-32	NE NW	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260003	RC-33	SE	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260004	RC-34	SW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SE	6	12N	92W	6
WMC260005	RC-35	SE	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260006	RC-36	SW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SE	6	12N	92W	6
WMC260007	RC-37	SE	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260008	RC-38	SW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SE	6	12N	92W	6
WMC260009	RC-39	SE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260010	RC-40	SE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
		SW	32	13N	92W	6
WMC260157	RC-41	SE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260158	RC-42	SE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
		SW	32	13N	92W	6
WMC260159	RC-43	SE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260160	RC-44	SE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
		SW	32	13N	92W	6
WMC260161	RC-45	SE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260162	RC-46	SE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
		SW	32	13N	92W	6
WMC260163	RC-47	NE SE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260164	RC-48	NE SE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
		NW SW	32	13N	92W	6
WMC260165	RC-49	NE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260166	RC-50	NE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
		NW	32	13N	92W	6
WMC260167	RC-51	NE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260168	RC-52	NE	31	13N	92W	6	STRATHMORE RESOURCES (US) LTD
		NW	32	13N	92W	6
WMC260169	RC-53	SW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260170	RC-54	SE SW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260171	RC-55	SW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260172	RC-56	SW SE	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260173	RC-57	SW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260174	RC-58	SW SE	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260175	RC-59	SW	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260176	RC-60	SW	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260177	RC-61	SW	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260178	RC-62	SW	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260179	RC-63	NW SW	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260180	RC-64	NW	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260181	RC-65	NW	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260182	RC-66	SW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SE	5	12N	92W	6
WMC260183	RC-67	SW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260184	RC-68	SW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SE	5	12N	92W	6
WMC260185	RC-69	SW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SE	5	12N	92W	6
WMC260186	RC-70	SW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SE	5	12N	92W	6
WMC260187	RC-71	SW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260188	RC-72	SE SW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260189	RC-73	SW SE	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260190	RC-74	SW SE	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260533	RC-75	NW SW	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260534	RC-76	NE NW SW SE	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260535	RC-77	NW	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260536	RC-78	NE NW	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260537	RC-79	NW	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260538	RC-80	NE NW	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260539	RC-81	NW	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260540	RC-82	NE NW	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260541	RC-83	NW	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SW	31	13N	92W	6
WMC260542	RC-84	NW SW	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SW SE	31	13N	92W	6
WMC260543	RC-85	NE SE	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260544	RC-86	NW SW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE SE	6	12N	92W	6
WMC260545	RC-87	NE	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260546	RC-88	NW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE	6	12N	92W	6
WMC260547	RC-89	NE	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260548	RC-90	NW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE	6	12N	92W	6
WMC260549	RC-91	NE	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260550	RC-92	NW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE	6	12N	92W	6
WMC260551	RC-93	NE	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SE	31	13N	92W	6
WMC260552	RC-94	NW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE	6	12N	92W	6
		SE	31	13N	92W	6
		SW	32	13N	92W	6
WMC260553	RC-95	NW SW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260554	RC-96	NE NW SW SE	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260555	RC-97	NW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260556	RC-98	NE NW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260557	RC-99	NW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260558	RC-100	NE NW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260559	RC-101	NW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260560	RC-102	NE NW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260561	RC-103	NW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SW	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260562	RC-104	NE NW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SE SW	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260563	RC-105	NW SW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE SE	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260564	RC-106	NW SW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260565	RC-107	NW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260566	RC-108	NW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260567	RC-109	NW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260568	RC-110	NW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260569	RC-111	NW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260570	RC-112	NW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260571	RC-113	NW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SE	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
		SW	33	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260572	RC-114	NW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SW	33	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260573	RC-115	SW SE	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260574	RC-116	SE	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
		SW	33	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260575	RC-117	SW SE	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260576	RC-118	SE	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
		SW	33	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260577	RC-119	SW SE	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260578	RC-120	SE	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
		SW	33	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260579	RC-121	SW SE	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260580	RC-122	SE	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
		SW	33	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260581	RC-123	NE NW SW SE	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260582	RC-124	NE SE	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
		NW SW	33	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260583	RC-125	NE NW	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260584	RC-126	NE	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
		NW	33	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260585	RC-127	NE NW	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC260586	RC-128	NE	32	13N	92W	6	STRATHMORE RESOURCES (US) LTD
		NW	33	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285063	RC- 129	NW	7	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285064	RC- 130	NE NW	7	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285065	RC- 131	NW	7	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285066	RC- 132	NE NW	7	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285067	RC- 133	SW	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NW	7	12N	92W	6
WMC285068	RC- 134	SW SE	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE NW	7	12N	92W	6
WMC285069	RC- 135	NE	7	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285070	RC- 136	NE	7	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NW	8	12N	92W	6
WMC285071	RC- 137	NE	7	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285072	RC- 138	NE	7	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NW	8	12N	92W	6
WMC285073	RC- 139	SE	6	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE	7	12N	92W	6
WMC285074	RC- 140	SW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SE	6	12N	92W	6
		NE	7	12N	92W	6
		NW	8	12N	92W	6
WMC285075	RC- 141	NW	8	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285076	RC- 142	NE NW	8	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285077	RC- 143	NW	8	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285078	RC- 144	NE NW	8	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285079	RC- 145	SW	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NW	8	12N	92W	6
WMC285080	RC- 146	SW SE	5	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE NW	8	12N	92W	6
WMC285081	RC- 147	NE	8	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NW	9	12N	92W	6
WMC285082	RC- 148	NW	9	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285083	RC- 149	NE	8	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NW	9	12N	92W	6
WMC285084	RC- 150	NW	9	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285085	RC- 151	SW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SE	5	12N	92W	6
		NE	8	12N	92W	6
		NW	9	12N	92W	6
WMC285086	RC- 152	SW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NW	9	12N	92W	6
WMC285091	RC- 157	SW SE	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE NW	9	12N	92W	6
WMC285092	RC- 158	SE	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE	9	12N	92W	6
WMC285093	RC- 159	NE	9	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NW	10	12N	92W	6
WMC285094	RC- 160	NW	10	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285095	RC- 161	NE	9	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NW	10	12N	92W	6
WMC285096	RC- 162	NW	10	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285097	RC- 163	SW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SE	4	12N	92W	6
		NE	9	12N	92W	6
		NW	10	12N	92W	6
WMC285098	RC- 164	SW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NW	10	12N	92W	6
WMC285099	RC- 165	SW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SE	4	12N	92W	6
WMC285100	RC- 166	SW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285101	RC- 167	SW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SE	4	12N	92W	6
WMC285102	RC- 168	SW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285103	RC- 169	SW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		SE	4	12N	92W	6
WMC285104	RC- 170	SW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285105	RC- 171	NW SW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE SE	4	12N	92W	6
WMC285106	RC- 172	NW SW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285107	RC- 173	NW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE	4	12N	92W	6
WMC285108	RC- 174	NW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285109	RC- 175	NW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE	4	12N	92W	6
WMC285110	RC- 176	NW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285111	RC- 177	NW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE	4	12N	92W	6
WMC285112	RC- 178	NW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285113	RC- 179	NW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
		NE	4	12N	92W	6
WMC285114	RC- 180	NW	3	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285115	RC- 181	NE NW SW SE	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285116	RC- 182	NE SE	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285117	RC- 183	NE NW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285118	RC- 184	NE	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285119	RC- 185	NE NW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285120	RC- 186	NE	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285121	RC- 187	NE NW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285122	RC- 188	NE	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285123	RC- 189	NE NW	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285124	RC- 190	NE	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285125	RC- 191	SW	33	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285126	RC- 192	SW SE	33	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285127	RC- 193	SW	33	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285128	RC- 194	SW SE	33	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285129	RC- 195	SW	33	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285130	RC- 196	SW SE	33	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285131	RC- 197	SW	33	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285132	RC- 198	SW SE	33	13N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285133	RC- 199	SE	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285134	RC- 200	SE	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD
WMC285135	RC- 201	SE	4	12N	92W	6	STRATHMORE RESOURCES (US) LTD

Wyoming State Lease

State	Lease No.	Property	Acre	Sec	Twn	Rge	Acquired
WY	0-41095	Juniper Ridge	640	36	13N	93W	2-Apr-05

SCHEDULE B

GROSS SALES ROYALTY

DEFINITION, CALCULATION AND PAYMENT OF ROYALTY

The Royalty is the percentage provided in this Schedule and calculated and paid by Payor (as defined below) to the Royalty Holder (as defined below) in accordance with the following provisions:

1.           Definitions

Unless otherwise set forth below, all capitalized terms used in this Schedule shall have the meaning ascribed to them in the Agreement.

“Affiliate” means in relation to a person, a Subsidiary of that person, or a company that the person is a Subsidiary of or any other Subsidiary of that company.

“Calendar Quarter” means each three-month period ending March 31st, June 30th, September 30th and December 31st of each calendar year.

“Gross Revenue” means for each of the Products the amounts received by the Payor from the sale of the Products, or the fair market value of any consideration received in exchange for Products.

 “Payor” means the Party who produces and sells Products from the Property from which the Royalty Holder is entitled to a Royalty as provided in the agreement.

“Product” means the metals, metallic products or other mineral based end products derived from operating the Property as a mine.

“Property” shall have the definition provided in the Agreement.

“Royalty Holder” means the Party or its successors or assigns that becomes entitled to a Royalty, as provided in the Agreement.

“Subsidiary” means in relation to a company (a “holding company”), a company: (i) which is controlled, directly or indirectly, by the holding company; (ii) more than half of the issued share capital of which is beneficially owned, directly or indirectly, by the holding company; or (iii) which is a Subsidiary of another Subsidiary of the holding company, and for this purpose, a company shall be treated as being controlled by another if that other company is able to determine the composition of the majority of its board of directors.

2.           Reservation Of Royalty

The Payor shall pay and the Royalty Holder shall be entitled to receive as the royalty, 2.0% of the Gross Revenue on the sale of Products in each Calendar Quarter.

3.           Gross Royalty

In calculating the Royalty, the Payor shall not make any deductions from the Gross Revenue for any costs associated with the production or sale of the Products or the operations on the Property incurred or borne by the Payor and without limiting the generality of the foregoing will not make any deductions for any of the following:

(a)           production costs, including but not limited to, excavation, processing, handling, stockpiling and disposal of waste materials and the equipment related thereto;

(b)           costs of transporting and shipping the Products from the Property to purchasers, and any and all costs of insurance related thereto;

(c)           administration and development costs, including but not limited to, engineering, design, construction, capital expenditures (camp, power, water), reclamation, marketing, and loadout facility costs;

(d)           payments made to any other Person by way of a royalty on the Property; and

(e)           Taxes levied by any government on the value of Products produced or sold.

4.           Payment in Kind

Not less than 60 days prior to the commencement of any fiscal year of the Payor, Royalty Holder shall have the right to give notice to receive any Royalty in kind for any subsequent fiscal year until further notice.  Upon Royalty Holder giving such notice, the parties shall enter into good faith negotiations with each other to settle the manner in which the payment shall be calculated and paid, it being the intent that the payment received in kind shall be commercially equivalent to the payment that Royalty Holder would have been received if it had been made in the form of money.

5.           General Provisions

Currency

(a)           For the purposes of determining the Gross Revenue, all receipts in currency other than United States currency shall be converted into United States currency on the day of receipt using the noon spot exchange rate quoted by the Bank of Canada.

Management

(b)           None of the provisions of this Schedule or the Agreement shall give the Royalty Holders any right to management of the Property or any operations established thereupon, nor shall the provisions be interpreted to do so.

Payment of the Royalty

(c)           All Royalty or provisional Royalty payments will be payable on or before the 30th day following each Calendar Quarter.  Each such quarterly payment to the Royalty Holder shall be accompanied by a statement in reasonable detail showing the calculation of the payment, including weights and values of the Product produced from the Property during the period for which payment is made, and the proceeds received.  If no written objection is made by Royalty Holder to the correctness of the statement within sixty (60) days from the date thereof, such statement shall be conclusively deemed to be correct and such royalty payment sufficient and complete, subject to the annual final report and subject to adjustment as provided below in the next quarterly payment or when the final report for the year is issued as specified below.

Provisional Payments

(d)           If any Royalty payment becomes due and payable to the Royalty Holder prior to the Payor’s final estimates of the total amount payable, then the Payor shall pay the Royalty Holder a provisional Royalty payment using the Payor’s then current estimates of the amount payable for Products sold during the Calendar Quarter.

Adjustments

(e)           The following adjustments shall be taken into account in determining the Royalty payments or provisional Royalty payments and shall be specified in a statement which will accompany each payment:

(i)           Any adjustments in the number of appropriate units of measurement of Products sold by the Payor;

(ii)           Any adjustments in Gross Revenue calculation; and

(iii)           Any payments that have not otherwise been credited against previous Royalty payments.

Annual Final Report

(f)           Within 90 days after the end of each calendar year, the Payor shall deliver or cause to be delivered to the Royalty Holder a final report for the year certified as being accurate by a responsible officer of the Payor showing in reasonable detail the calculation of the Royalty due the Royalty Holder for the prior year and all adjustments to the quarterly or other periodic reports and payments for the year.  With such final report, the Payor shall, if applicable, make such additional Royalty payment as is required by the report.  If such report indicates that the Royalty Holder has received more than it should have been paid in respect of the Royalty due to the Royalty Holder, then the excess shall be deducted from the next payment obligation owed pursuant to the provisions of this Schedule or, in the event of a temporary or permanent cessation of production, the Royalty Holder shall repay the excess within 15 days of the annual report.  Each annual final report shall be final and not subject to adjustment, unless the Royalty Holder delivers to Payor written exceptions in reasonable detail within three months after it receives the report.

Audit

(g)           The Royalty Holder, or its representative duly authorized in writing, at reasonable times and upon not less than seven days’ notice to the Payor, shall have the right to inspect, audit and copy the Payor’s accounts and records relating to the Royalty for any fiscal year within 90 days following the filing of audited annual financial statements of the Payor for such fiscal year.  The annual financial statements of the Payor shall be audited by an independent firm of chartered or certified public accountants appointed by the Royalty Holder.  The Royalty Holder shall make all reasonable efforts to conduct audits in a manner which will result in a minimum of inconvenience to the Payor and any such audit shall be conducted at that Royalty Holder’s sole cost and expense.  If the audit by the Royalty Holder is concluded within six months from the date that audited annual financial statements are filed for the fiscal year in question and indicates a discrepancy between the amount that should have been paid to Royalty Holder and the amount actually paid, the amount which should have been paid according to the audit shall be paid forthwith, one party to the other.  In the event that the said discrepancy is to the detriment of the Royalty Holder and exceeds 5% of the amount actually paid by Payor, then Payor shall pay the entire cost of the Royalty Holder’s audit.

Assignment by Payor

(h)           Upon any assignment, conveyance, termination or abandonment of the Property or any portion thereof, as the case may be, by the Payor, in accordance with §11 or §15.3  of the Agreement, the Payor shall have no further obligation to the Royalty Holder in respect of the Property or such portion, as the case may be; provided that, in the case of assignment or conveyance, it shall be a condition of any assignment or conveyance that the assignee or transferee shall have agreed to assume the Payor’s obligation to the Royalty Holder to pay the Royalty in respect of that portion of the Property acquired by such assignee or transferee.

Assignment by Royalty Holder

(i)           Notwithstanding anything to the contrary herein contained, if any part of the right to receive the Royalty is assigned by the Royalty Holder ( such assignment shall not include a merger, joint venture, or transfer to an Affiliate), it shall be a condition of such assignment that the assignee agrees with the Payor and all other parties entitled to receive any part of the Royalty as follows:

(i)           the amount of any Royalty payable hereunder shall be settled only with the Royalty Holder or an authorized nominee (herein collectively called the “Nominee”) as designated by notice to the Payor (such notice to be executed by all parties entitled to receive any part of the Royalty), and such settlement shall be final and binding upon all interested parties and the Payor shall not be required to make any accounting to any person save such Nominee;

(ii)           payment of the Royalty shall be made only to or to the order of the Nominee “In Trust” and such payment shall constitute a full and complete discharge to the Payor and it shall have no obligation to see to the distribution of any such payment;

(iii)           the Payor may settle disputes arising hereunder with the Nominee and such settlement shall be final and binding upon all interested parties;

(iv)           the Payor may rely upon any direction, advice or authorization signed by the Nominee and may act thereon as if the same was signed by all interested parties; and

(v)           the Payor shall not be required to deal with any person except the Nominee.  Each interested party shall exercise all of their respective rights only through the Nominee and shall require each of their respective assignees to agree in writing to be bound by the provisions hereof.

Royalty Running With the Property

(j)           The Royalty created herein shall be a real property interest in all portions of the Property to which the Royalty applies sufficient to secure the Royalty payments herein provided for; provided, however, that the Royalty Holder will execute and deliver all instruments and assist in their recording necessary or desirable for the Payor to obtain construction and/or production financing for the processing of Products and to postpone and subordinate such Royalty on Products to the liens, charges and repayment schedules required by all lenders for such construction and/or production financing of the Payor.  Should repayments to any such lenders cause any Royalty payment hereunder not to be paid or to be delayed before payment, then all such unpaid or delayed payment shall be paid out of the next available revenues from Products.

Right of First Refusal

(k)           If Royalty Holder intends to assign or transfer any or all of its rights of any nature whatsoever with respect to the Royalty, which is not a transfer to an Affiliate, part of a merger or joint venture, Royalty Holder shall first give notice to Payor of such intention together with the terms and conditions on which it intends to transfer the Royalty.  If Royalty Holder receives any offer to transfer the Royalty which it intends to accept, it shall not accept the same unless and until Royalty Holder has first offered to transfer the Royalty to Payor on the same terms and conditions as in the offer received and the same has not been accepted by Payor in accordance with this section 5(k).

Any communication of an intention to transfer pursuant to this section 5(k) (the “Offer” for the purposes of this section 5(k) only) shall be delivered in accordance with Section 10 of the Agreement and shall:

(i)           set out fully and clearly all the terms and conditions of any intended transfer; and

(ii)           include a photocopy of the Offer and clearly identify the offering party and include such information as is known by Royalty Holder about such offering party, and such communication shall be deemed to constitute an Offer by Royalty Holder to Payor to transfer the Royalty to Payor on the terms and conditions set out in such Offer.

Any Offer made as contemplated in this section 5(k) shall be open for acceptance by Payor for a period of 20 days from the date of receipt of the Offer by Payor.

If Payor accepts the Offer within the required time such acceptance shall constitute a binding agreement between Royalty Holder and Payor to transfer the Royalty on the terms and conditions set out in the Offer.

If Payor does not accept the Offer within the required time Royalty Holder may complete a transfer of the Royalty on the same terms and conditions set out in the Offer and, where applicable, only to the party making the original Offer and in any event such transfer must be completed within 90 days from the expiration of the right of Payor to accept such Offer or Royalty Holder must again comply with the provisions of this section with respect to the Royalty.  While any Offer is outstanding no other Offer may be made until the first mentioned Offer is disposed of and any sale resulting therefrom completed in accordance with the provisions of this section 5(k).

Purchase of Royalty

(l)           The Payor may at any time, until the third year after the Commencement of Commercial Production Commences, purchase up to 2% of the Royalty pursuant to the terms of the Agreement.  In the event of any such purchase, the Royalty will be adjusted commencing on the first day of the next Calendar Quarter.